Exhibit 2.02

Amendment No. 1 to Agreement and Plan of Reorganization

This AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF REORGANIZATION (this “Agreement”) is made and entered into as of April 25, 2007 (the “Amendment Date”) by and among Opsware Inc., a Delaware corporation (“Acquiror”), OZ1 Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Acquiror (“Merger Sub One”), OZ2 Acquisition LLC, a Delaware limited liability company and a wholly owned subsidiary of Acquiror (“Merger Sub Two” and collectively with Merger Sub One, the “Merger Subs”), iConclude Co., a Delaware corporation (the “Company”) and Donald Sullivan, as Representative (the “Representative”).  Acquiror, the Merger Subs, the Company and the Representative are parties to that certain Agreement and Plan of Reorganization dated as of March 5, 2007 (the “Reorganization Agreement”).  All capitalized terms set forth herein shall (unless otherwise defined herein) have the meanings given to them in the Reorganization Agreement.

NOW THEREFORE, in accordance with Section 13.6 of the Reorganization Agreement, the parties hereby agree as follows:

1.                                       AMENDMENT TO REORGANIZATION AGREEMENT.  Section 2.7(a) of the Reorganization Agreement is hereby amended to read in its entirety as follows:

“Escrow Cash.  At the Effective Time, Acquiror shall withhold from the cash payable pursuant to Section 2.4(b) to the Company Stockholders as of immediately prior to the Effective Time (other than holders of solely shares of Company Capital Stock which constitute and remain Dissenting Shares) (“Effective Time Holders”) an amount of cash from the Cash Consideration payable to such Company Stockholder, equal to the product obtained by multiplying (i) the portion of the Cash Consideration and the Dividend Amount payable to such Effective Time Holder pursuant to Section 2.4(b) by (ii) the Escrow Percentage (or such lesser amount as provided by Section 2.7(d)).  For the avoidance of doubt, such cash shall be withheld solely from the Cash Consideration and not from the Dividend Amount.  As soon as reasonably practicable (but in any event within 10 business days) following the Spreadsheet Submission Date, Acquiror shall cause the Escrow Cash to be deposited with US Bank/State Street Bank and Trust Company of California, N.A. (“Escrow Agent”).  If a Company Stockholder holds Unvested Company Shares, then the Vested Acquiror Cash shall be withheld first and, thereafter, the Unvested Acquiror Cash shall be withheld (with the understanding that any Unvested Acquiror Cash so withheld shall vest prior to any such Unvested Acquiror Cash not withheld by Acquiror pursuant to Section 2.4(e)(ii)) to the extent necessary to satisfy such Effective Time Holders’ escrow obligations as set forth in the first sentence of this Section 2.7(b).  The payment of any Escrow Cash in satisfaction of any indemnification obligations under Article 12 shall be made, with respect to each Effective Time Holder, first with Vested Acquiror Cash and then, if such cash is insufficient to satisfy such indemnification obligation and only to the extent of such insufficiency, shall such payment be made with Unvested Acquiror Cash.  As provided by the Escrow Agreement, the Escrow Agent shall hold the Escrow Cash for up to twelve (12) months following the Effective Time of the First Merger (the “Escrow Period”) as security for the Effective Time Holders’ indemnification obligations for Damages under Article 12.”

2.                                       AMENDMENT TO REORGANIZATION AGREEMENT.  The Reorganization Agreement is hereby amended to add the following as a new Section 2.13 thereto:

“2.13                     Earnout Arrangement.

(a)                                  Distribution to Equity Holders.  Without limiting (and in addition to) Section 2.4(b) of the Reorganization Agreement, at the Effective Time of the First Merger, each share of Company Common Stock (including Company Common Stock issued or, with respect to the Preferred Stock, deemed issued upon (i) conversion of Preferred Stock, (ii) exercise of Company Options or (iii) exercise of Company Warrants before the Effective Time of the First Merger in accordance with Applicable Law, the Company’s Certificate of Incorporation and applicable Contracts, each as in effect on the date of such conversion or exercise) that is issued and outstanding immediately prior to the Effective Time of the First Merger shall, by virtue of the First Merger and without the need for any further action on the part of the holder thereof (except as expressly provided herein), be converted into and represent (in addition to the shares and cash provided for in Section 2.4(b)(iii) of the Reorganization Agreement) the right to receive the Per Share Earnout Amount. The Per Share Earnout Amount will be paid in cash as provided below. Within 30 days after the end of the Earnout Period, the Stockholder Portion of the Earnout Amount will be distributed by the Exchange Agent to all Company Stockholders (the “Earnout Payment Date”). Specific defined terms for this Section are set forth below.

(b)                                 Option Adjustment.

(i)                                     Without limiting (and in addition to) Section 2.4(b) of the Reorganization Agreement, following the Effective Time of the Second Merger, each holder of an assumed Company Option (an “Assumed Option”), to the extent unexercised as of such date, shall be readjusted on the first business day following the Earnout Payment Date (the “Option Adjustment Date”) to reflect the actual payment of the Earnout Amount, if any.  The adjustment, if any, shall result in an Assumed Option to purchase that number of shares of Acquiror Common Stock, determined by multiplying the number of shares of Company Common Stock subject to such Company Option at the Effective Time by the Contingent Option Exchange Ratio (rounded down to the nearest whole share with no cash being paid for a fractional share), and the exercise price per share for each such Assumed Option will equal the exercise price of the Company Option immediately prior to the Effective Time divided by the Contingent Option Exchange Ratio, such exercise price being rounded up to the nearest whole cent.

(ii)                                  To the extent an Assumed Option, or any portion thereof, has been exercised prior to the Option Adjustment Date, the holder thereof shall have the right to receive, on the Option Adjustment Date, additional shares of Acquiror Common Stock in an amount equal to the difference between (A) the total number of shares of Acquiror Common Stock that the holder thereof would have received had the Assumed Option, or the portion thereof which was previously exercised, been readjusted pursuant to the foregoing paragraph, minus

(B) the number of shares of Acquiror Common Stock that were issued upon the previous exercise of such Assumed Option.

(iii)                             Except as set forth above, Section 2.4(b)(v) of the Reorganization Agreement shall remain in effect.

 (c)                               No Obligations. Acquiror shall have no obligation to achieve any  Qualifying Bookings or to maximize the Earnout Amount, but instead Acquiror will take such action as it views as appropriate in selling Company products;  provided, however, that, notwithstanding the foregoing, Acquiror and its Subsidiaries shall act in good faith.

 (d)                              Commissions. Acquiror will pay all Applicable Commissions due with respect to Qualifying Bookings, whether or not the recipients join Opsware. Former members of Company management will assist Acquiror in calculating the amount of commissions so owed.

(e)                                  Determination of Qualifying Bookings; Dispute Resolution.  No later than ten days following the end of the Earnout Period, Acquiror shall deliver to the Representative a written statement (the “Earnout Statement”) setting forth (x) the computation of the Qualifying Bookings, the Earnout Amount and the Applicable Commissions, and (y) a summary of all material financial information used in making such computations.  In the event that the Representative disputes Acquiror’s determination of the Qualifying Bookings, the Earnout Amount and/or the Applicable Commissions, the Representative shall notify Acquiror of such dispute.  If the Representative and the Acquiror are unable to resolve any such dispute the parties shall resolve such dispute using the dispute resolution provisions set forth in the Escrow Agreement as if such dispute were governed by such provisions.

(f)                                    Supplemental Definitions.  For purpose of this Agreement, the following terms will have the following meanings:

Applicable Commissions means all commissions due the Company’s pre-Closing employees on the Qualifying Bookings during the Earnout Period in accordance with individual compensation plans tied to such bookings in effect immediately prior to Closing.

Contingent Option Exchange Ratio means the sum of (i) the Option Exchange Ratio and (ii) the Earnout Option Amount.

Earnout Amount is an amount equal to 80% of the first $450,000 of Qualifying Bookings during the Earnout Period, and 50% of the balance of Qualifying Bookings during the Earnout Period. For the avoidance of doubt, no portion of the Earnout Amount will be included in or added to the Escrow Cash.

Earnout Option Amount shall be the quotient obtained by dividing (A) the Per Share Earnout Amount, by (B) the average of the closing prices for a share of Acquiror Common Stock as quoted on the NASDAQ Global Market (or other principal exchange or market on which Acquiror Common Stock is then listed) for thirty (30) consecutive trading days ending on (and including) the trading day that is the third trading day prior to Earnout Payment Date.”

Earnout Period is the period beginning on and including the day after the Closing Date and ending on midnight (Pacific Time) Thursday, May 3, 2007.

Per Share Earnout Amount means an amount equal to (1) the sum of the Earnout Amount, divided by (2) the aggregate number of shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time of the First Merger (assuming the exercise of all Company Options and the exercise of all warrants and other convertible securities to acquire Company Common Stock).

Qualifying Bookings are Acquiror’s or any of its Subsidiaries’ (including the Company’s) bookings of Orchestrator deals (including the license, maintenance and service portions of such bookings) with existence and amount of bookings to be determined per Opsware’s standard booking policy set forth on Exhibit A, in each case less the Applicable Commissions.

Stockholder Portion means the aggregate portion of the Earnout Amount (in cash) distributable to Company Stockholders.

3.                                       GENERAL.

3.1                                 Effect of this Agreement.  Except as expressly modified by this Agreement, the Reorganization Agreement shall remain in full force and effect.  To the extent that there is any conflict with or inconsistency between this Agreement and the Reorganization Agreement, the provisions of this Agreement will prevail and govern.

3.2.                              Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be an original as regards any party whose signature appears thereon and all of which together shall constitute one and the same instrument.  This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all parties reflected hereon as signatories.

3.3                               Amendments.  Any term or provision of this Agreement may be amended or waived (either generally or in a particular instance and either retroactively or prospectively), only by a writing signed by the party to be bound thereby.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

Opsware Inc.

By:	/s/ Benjamin Horowitz
Name:	Benjamin A. Horowitz
Title:	President and Chief Executive Officer

OZ1 Acquisition Corp.

By:	/s/ Benjamin Horowitz
Name:	Benjamin A. Horowitz
Title:	President

OZ2 Acquisition LLC

By:	/s/ Benjamin Horowitz
Name:	Benjamin A. Horowitz
Title:	President

iConclude Co.

By:	/s/ Sachin Gupta
Name:	Sachin Gupta
Title:	President and Chief Executive Officer

Representative

By:	/s/ Donald Sullivan

Name:	Donald Sullivan